Linde plc

EXHIBIT 1.01

Linde plc
Conflict Minerals Report
For The Year Ended December 31, 2025

Linde plc (together with its consolidated subsidiaries, “Linde”, “Company”, “we” or “our”) is filing this Conflict Minerals Report (“CMR”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. This CMR is also available on Linde's website at www.linde.com.
In August 2012, the Securities and Exchange Commission (“SEC”) approved final rules to implement the requirements of Section 1502 (“Conflict Minerals Provision”) of the 2010 Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”). The Conflict Minerals Provision of the Dodd-Frank Act imposes certain reporting obligations on SEC registrants who manufacture or contract to manufacture products that contain “conflict minerals” which are necessary to the functionality or production of those products (“necessary conflict minerals”). Conflict minerals are generally defined under the Conflict Minerals Provision as tin, tantalum, tungsten, and gold (commonly referred to as “3TG”).
If a registrant can establish that its necessary conflict minerals originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively the “Covered Country(ies)”), or from recycled or scrap sources, registrants are required to submit only a Form SD which describes the reasonable country of origin inquiry (“RCOI”) completed. The term “adjoining country” is defined to include Angola, Burundi, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.
Further, if a registrant has reason to believe that any of the necessary conflict minerals may have originated in the Covered Countries and did not come from recycled or scrap sources, or if it is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the source and chain of custody of its conflict minerals. In this case, the registrant must also annually submit a CMR to the SEC that includes a description of those due diligence measures, unless as a result of the due diligence, the registrant determines the necessary conflict minerals did not originate in the Covered Countries or did come from recycled or scrap sources.
On April 14, 2014, the United States Court of Appeals for the District of Columbia Circuit (“D.C. Circuit Court”) issued a decision holding it unconstitutional for issuers to be required to disclose whether their products are “DRC conflict free” or not having been found to be “DRC conflict free” because it would compel speech in violation of the First Amendment. On August 18, 2015, the D.C. Circuit Court upheld its prior 2014 decision and remanded the case back to the U.S. District Court for the District of Columbia (“U.S. District Court”) for further proceedings.
In light of the D.C. Circuit Court decisions, the SEC has issued a statement that a registrant is not required to disclose their conflict minerals status. If a registrant voluntarily elects to describe any of its products as “DRC conflict free” in its CMR, it would be permitted to do so, provided it has obtained an independent private sector audit (“IPSA”).
On April 3, 2017, the U.S. District Court issued its final judgment holding the requirement to disclose whether a company’s products are “DRC conflict free” or not having been found to be “DRC conflict free” a violation of free speech under the First Amendment, thereby invalidating this disclosure portion of the rules. The U.S. District Court has remanded to the SEC to take appropriate action in furtherance of the U.S. District Court’s decision. To date, the SEC has not yet issued any definitive guidance that would modify the remaining requirements under Form SD or updated its previous statement regarding conflict mineral status.
1.Business and Product Overview
Linde serves a diverse group of industries including healthcare, chemicals and energy, manufacturing, metals and mining, food and beverage, and electronics. Approximately 90% of Linde's 2025 consolidated sales are generated from industrial gases and other related products in three geographic segments (Americas, EMEA, APAC), and the remaining 10% of sales are related to the Engineering segment and Other.

Industrial Gases: Linde's primary industrial gases products are atmospheric gases (oxygen, nitrogen, argon, and rare gases) and process gases (hydrogen, helium, carbon dioxide, carbon monoxide, specialty gases, and acetylene). With the exception of one process gas, tungsten hexafluoride, which is a specialty gas used in electronics, no other industrial gas products contain 3TG. Linde also distributes hardgoods and welding equipment purchased from independent manufacturers for resale. Resale products are not within the scope of the Conflict Minerals Provision. However, Linde sells certain equipment related to its gases business where it has influence or control over the manufacturing or assembly process where 3TG may be present in component parts used in the production of equipment. These products that either contain or may contain necessary conflict minerals represent less than 1% of Linde's 2025 consolidated sales.

Engineering: Linde’s Engineering business has a global presence, with its focus on market segments such as air separation, hydrogen, synthesis, olefin and natural gas plants. The company utilizes its process engineering expertise in the planning, design and construction of efficient plants for the production and processing of gases. Engineering uses sustainable technologies to help customers avoid, capture and utilize carbon dioxide emissions. Its technology portfolio covers the entire value chain for production, liquefaction, storage, distribution and application of hydrogen which supports the transition to clean energy. Its digital services and solutions increase plant efficiency and performance. Linde's plants are used in a wide variety of fields: in the petrochemical and chemical industries, in refineries and fertilizer plants, to recover air gases, to produce synthesis gases, to treat natural gas and to produce noble gases. The Engineering business either supplies plant components directly to the customer or to the industrial gas business of Linde which operates the plants under long-term gases supply contracts. The plants and plant components Linde supplies directly to customers may contain 3TG where necessary. Sales from Linde's Engineering segment's plant and plant components represent approximately 7% of the Company's 2025 consolidated sales.

Other Sales: Linde’s sputtering targets are used by certain customers in the production of semiconductors and the Linde Advanced Material Technologies (LAMT) business supplies wear-resistant and high-temperature corrosion-resistant metallic and ceramic coatings and powders. Linde has determined that such products and certain coating processes use materials that either contain or may contain 3TG. Approximately 3% of consolidated Linde sales relate to the sputtering targets and LAMT businesses.

In summary, Linde has determined that approximately 11% of its 2025 consolidated sales relate to products that Linde manufactures or contracts to manufacture that may contain necessary conflict minerals.
Refer to our 2025 Annual Report on Form 10-K, Part I, Item 1 Business for further details about the Company’s business.
2.Country of Origin Determination
Framework
Linde’s RCOI due diligence process has been designed to conform, in all material respects, with the framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Guidance) and the related supplements for gold, tin, tantalum and tungsten.
Management Systems
Conflict Minerals Policy
Linde has adopted a Conflict Materials Supply Policy. This policy is available on our website at https://assets.linde.com/-/media/global/corporate/corporate/documents/global-procurement/linde-conflict-free-materials-supply-policy.pdf.

Internal Team
Linde established an internal management team comprised of executive level and business unit representation. The executive members of the team are responsible for the oversight of the conflict minerals compliance strategy. The business unit representatives are responsible for implementing, improving and maintaining Linde's conflict minerals compliance strategy which is led by a senior manager within our procurement organization.
Control Systems
Due to the complexities of the supply chain, Linde must rely on sourcing information provided by its suppliers. To validate this sourcing information, when applicable, the Company reviews the smelters and refiners information against the smelter and refiner lists maintained by the Responsible Minerals Initiative (“RMI”). Linde's Code of Business Integrity policy outlines expected behaviors for all directors, officers, employees and representatives of the Company; and its Supplier Code of Conduct sets forth Linde’s expectations of its suppliers. Linde expects its business dealings with suppliers and contractors to be based on fairness, honesty, lawfulness, safety, environmental stewardship and social consciousness, including respect for human rights. New suppliers are subjected to a supplier qualification process.
Supplier Engagement
Linde contacted suppliers of products it purchases that may contain 3TG. These suppliers were notified that Linde is subject to Section 1502 of the Dodd-Frank Act, and that we expect their cooperation in our RCOI process.
Grievance Mechanism
The Company’s external website allows both internal and external parties to report suspected violations of Company policies, anonymously if desired.
Maintain Records
Linde retains conflict minerals program documentation which complies with the OECD framework.
Carry Out Independent Third Party Audit of Smelters and Refiners Due Diligence Practices
We do not perform or direct audits of smelters and refiners that process 3TG within our supply chain. However, we utilize audits of smelters and refiners assessed through the Responsible Minerals Assurance Process (“RMAP”) developed by the RMI. RMI uses independent third-party auditors to assess the management systems and sourcing practices of smelters and refiners to validate conformance with RMAP standards. The RMAP standards were developed to meet the requirements of OECD Due Diligence Guidance, the Regulation (EU) 2017/821 of the European Parliament and the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act.
Identify, Assess and Respond to Risks in the Supply Chain
Linde's first step in the RCOI process was to review its worldwide purchases to identify product lines where necessary conflict minerals may be used. Consistent with prior years and after analyzing various approaches, Linde decided to use a “parts-centric approach” to identify products that may contain necessary conflict minerals by reference to product bills of material or engineering specifications, and by engaging internal business experts. By taking this approach, we were able to target specific suppliers for further inquiry.
The Company determined the country of origin of the necessary conflict minerals it purchased, by conducting supply-chain surveys with suppliers that were identified primarily using the RMI's Conflict Minerals Reporting Template (CMRT) as a guide. This template facilitates disclosure and communication of information regarding smelters and refiners that provide material to our suppliers and includes questions regarding the origin of conflict minerals included in their products supplied to Linde, as well as supplier due diligence. We use a third party system to facilitate the collection and tracking of CMRTs.
Supplier Surveys
For the sputtering target and LAMT businesses, Linde sent CMRT requests to 112 suppliers, which we determined may have supplied products with necessary conflict minerals. A total of 97 suppliers responded to these reporting requests. The responses were reviewed for various items including inconsistencies within the data reported (“red flags”). The Company conducted follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter and refiner information, the names were cross-referenced against the list of smelters and refiners maintained by the RMI and those identified as conformant to the RMAP.
For the industrial gases business, Linde focused its efforts on electronic gases that are known to contain 3TG, and equipment, which although small, is another area where Linde believes products may contain 3TG. Equipment consists of various components and subsystems that are generally assembled by contractors local to the receiving region. These regional suppliers adhere to our specifications; however, due to the complexity and turnover of their supplier base it is more difficult to trace every component to a specific smelter or refiner. We are much further removed from smelters and refiners in this supply chain and many of these suppliers are not subject to the SEC’s conflict minerals reporting requirements. Therefore, to address this complex area we have identified our key components and subsystems for equipment we sell that may contain 3TG and requested our global preferred suppliers to complete the CMRT for the products which they supply. In total, for the industrial gases business, Linde sent CMRT requests to 54 suppliers of electronic gases and equipment and 47 suppliers responded to these reporting requests. The responses were reviewed for various items including red flags and the Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter and refiner information, the names were cross referenced against the list of smelters and refiners maintained by the RMI and those identified as conformant to the RMAP. The Company also sent follow up communication to request responses from those suppliers that did not respond to our initial request.

Engineering sales were analyzed to determine which plant components potentially contained 3TG. 125 CMRT requests were sent to suppliers of these components, of which 101 suppliers responded. Responses were reviewed for red flags and the Company had follow-up communication with the suppliers, as appropriate, to resolve any inconsistencies and obtain adequate documentation. For suppliers that provided smelter and refiner information, the names were cross referenced against the list of smelters and refiners maintained by the RMI and those identified as conformant to the RMAP. The Company also sent follow up communication to request responses from those suppliers that did not respond to our initial request.

3.Due Diligence
From the RCOI process, several suppliers were identified that may have provided 3TG sourced from mines within the Covered Countries. A small number of these suppliers included an identification of the specific smelters or refiners or indicated that the supplier sources 3TG product from the Covered Countries; these suppliers were unable to specify with certainty whether the 3TG supplied to Linde came from mines within the Covered Countries. Also, many of our suppliers that identified the names of smelters/refiners and country of origin information did so only on an entity-wide basis without distinguishing between 3TG purchased for products supplied to Linde. For the above reasons, we are unable to determine with certainty whether the 3TG in products that we purchased during 2025 are sourced from any Covered Country.
4.Continual Improvement Efforts
During 2025 we continued to enhance our conflict minerals processes and our due diligence to mitigate risk that necessary conflict minerals in our products could benefit armed groups in the Covered Countries. These efforts included the following steps:
a)Continuously enhancing processes to document our RCOI procedures.
b)Continuing to review scoping and documentation of products that may contain 3TG.
c)Improving, via targeted communication, cooperation with our suppliers.
d)Enhanced program by offering suppliers a training webinar focused on responsible minerals, regulatory compliance and best practices.
e)Enhanced program by issuing a training video to suppliers focused on Linde’s Supplier Code of Conduct including elements of responsible supply chain sourcing.
5.Independent Audit
Linde is not required to obtain an IPSA of this CMR for 2025.